

São Paulo, September 1st, 2003.



Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549

Ref: Globex Utilidades S.A.

Exemption: No 82-4486

Gentleman:

On behalf of Globex Utilidades S.A., we are enclosing a free translation of the company's announcement of shareholders meeting.

We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Doris Pompeu Brasil
Thomson Financial Investor Relations
Consultant

Encl.

cc: *Glorinete Laurentino*
The Bank of New York

dlw 9/8

GLOBEX UTILIDADES S.A.
CGC/MF. 33.041.260/0001-64
PUBLICLY-HELD COMPANY

ANNOUNCEMENT OF SHAREHOLDERS' MEETING

The holders of common stock in GLOBEX UTILIDADES S.A. are hereby invited to meet in a Special General Shareholders' Meeting to be held at the company's head office at Av. Tenente Rebêlo, No 675, Irajá, Rio de Janeiro, on September 12, 2003 at 11 A.M. in order to resolve on the following Agenda:

a) In accordance with Article 23 of the company's bylaws, the election of new members of the Board;

b) Amendment to the bylaws as regards the formation of the company's Board of Directors (Articles 29 et seq. of the bylaws);

c) Maximum compensation to be paid to members of the Board and the Board of Directors, and an analysis of the current established limit with the purpose of maintaining or rejecting it.

Shareholders wishing to be represented by an attorney in the meeting shall file a proxy statement at the company's head office, such instrument to be submitted three (3) days before the date established for the meeting to be held and specifying the required powers therefore.

Rio de Janeiro, August 28, 2003.

CONRADO M. GRUENBAUM
General Manager